UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BEST BUY CO., INC.

(Name of Subject Company (Issuer))

BEST BUY CO., INC.

(Name of Filing Person (Offeror))

2.25% Convertible Subordinated Debentures due January 15, 2022	086516 AF8
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Keith J. Nelsen, Esq.

Executive Vice President, General Counsel and Secretary

Best Buy Co., Inc.

7601 Penn Avenue South

Richfield, Minnesota 55423

(612) 291-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

Copies to:

Glenn M. Reiter, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$387,812,000	$44,443.26

*

The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 2.25% Convertible Subordinated Debentures due January 15, 2022 (the “Debentures”), as described herein, is equal to 100% of the principal amount of those Debentures. As of December 14, 2011, $387,812,000 aggregate principal amount of the Debentures was outstanding, resulting in an aggregate maximum purchase price of $387,812,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the U.S. Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$44,443.26
	Form or Registration No.:	Schedule TO-I
	Filing Party:	Best Buy Co., Inc.
	Date Filed:	December 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No 1 is an amendment to the Tender Offer Statement on Schedule TO filed by Best Buy Co., Inc. (the “Company”) with respect to the right of each holder (the “Holder”) of the Company’s 2.25% Convertible Subordinated Debentures due January 15, 2022 (the “Debentures”) to sell, and the obligation of the Company to purchase, the Debentures as set forth in the Company Notice for 2.25% Convertible Subordinated Debentures due January 15, 2022, dated December 15, 2011 (the “Company Notice”), the Supplement to the Company Notice, dated January 3, 2012 (the “Supplement”), and the related notice materials filed as exhibits to the originally filed Schedule TO.

This Amendment No. 1 is being filed by the Company to amend certain provisions of the Company Notice, as set forth in the Supplement.

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Supplement is incorporated by reference into this Schedule TO.  The Supplement should be read in conjunction with the Company Notice.  Except for the changes described in the Supplement, all other terms of the Company Notice remain the same.

Item 12. Exhibits.

(a)(1)(A)        Company Notice for 2.25% Convertible Subordinated Debentures due January 15, 2022, dated December 15, 2011 (filed as Exhibit 99(a)(1) to the Company’s Schedule TO (No. 001-09595) filed with the Securities and Exchange Commission on December 15, 2011, and incorporated herein by reference).

(a)(1)(B)          Supplement to Company Notice for 2.25% Convertible Subordinated Debentures due January 15, 2022, dated January 3, 2012.

(a)(5)                          Press release issued by the Company on December 15, 2011 (filed as Exhibit 99(a)(5) to the Company’s Schedule TO (No. 001-09595) filed with the Securities and Exchange Commission on December 15, 2011, and incorporated herein by reference).

(b)                                       None.

(d)(1)                         Indenture, dated as of January 15, 2002, among Best Buy Co., Inc., as Issuer, Best Buy Stores, L.P., as Guarantor, and Wells Fargo Bank Minnesota, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (No. 333-83562) filed with the Securities and Exchange Commission on February 28, 2002, and incorporated herein by reference).

(d)(2)                         First Supplemental Indenture, dated as of February 26, 2002, among Best Buy Co., as Issuer, Best Buy Stores, L.P., as Guarantor, and Wells Fargo Bank Minnesota, National Association (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-3 (No. 333-83562) filed with the Securities and Exchange Commission on February 28, 2002, and incorporated herein by reference).

(g)                                       None.

(h)                                       None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEST BUY CO., INC.

	By:	/s/ SUSAN S. GRAFTON
Name: Susan S. Grafton
Title: Senior Vice President, Controller and Chief
Accounting Officer

Date: January 3, 2012

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)

Company Notice for 2.25% Convertible Subordinated Debentures due January 15, 2022, dated December 15, 2011 (filed as Exhibit 99(a)(1) to the Company’s Schedule TO (No. 001-09595) filed with the Securities and Exchange Commission on December 15, 2011, and incorporated herein by reference).

99(a)(1)(B)	Supplement to Company Notice for 2.25% Convertible Subordinated Debentures due January 15, 2022, dated January 3, 2012.

99(a)(5)

Press release issued by the Company on December 15, 2011 (filed as Exhibit 99(a)(5) to the Company’s Schedule TO (No. 001-09595) filed with the Securities and Exchange Commission on December 15, 2011, and incorporated herein by reference).

99(d)(1)

Indenture, dated as of January 15, 2002, among Best Buy Co., Inc., as Issuer, Best Buy Stores, L.P., as Guarantor, and Wells Fargo Bank Minnesota, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (No. 333-83562) filed with the Securities and Exchange Commission on February 28, 2002, and incorporated herein by reference).

99(d)(2)

First Supplemental Indenture, dated as of February 26, 2002, among Best Buy Co., as Issuer, Best Buy Stores, L.P., as Guarantor, and Wells Fargo Bank Minnesota, National Association (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-3 (No. 333-83562) filed with the Securities and Exchange Commission on February 28, 2002, and incorporated herein by reference).